July 20, 2018

Via EDGAR

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Staar Investment Trust (the "Registrant")
SEC File No. 333-225795
Rule 473 Delaying Amendment Filing

Ladies and Gentlemen:
Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 (File No. 333-225795) (the "Registration Statement") that was filed to register shares of beneficial interest, with no par value, of the Staar Disciplined Strategies Fund (the "Acquiring Fund") that will be issued to the shareholders of the Hatteras Alpha Hedged Strategies Fund (the "Target Fund"), in connection with the transfer of substantially all of the assets of the Target Fund in exchange for shares of the Acquiring Fund, pursuant to an Agreement and Plan of Reorganization. The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on June 21, 2018 (0001680359-18-000285) and was scheduled to go effective July 23, 2018, pursuant to Rule 488 under the Securities Act.
The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.
Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the city of New York, and the State of New York, on this 20th day of July, 2018.
No fees are required in connection with this filing. If you have any questions or comments concerning the foregoing, please contact Jana L. Cresswell, Esquire at (215) 564-8048.

U.S. Securities and Exchange Commission
July 20, 2018

Very truly yours,

/s/ Brett C. Boshco
Name:	Brett C. Boshco
Title:	Trustee, President and Treasurer
Staar Investment Trust